[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 23, 2018

VIA EDGAR Jay Williamson, Attorney Adviser Kenneth Ellington, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE: Registration Statement (333-227124) of
Prospect Capital Corporation (the “Fund”)
Dear Messrs. Williamson and Ellington:
We are in receipt of oral comments provided by you on September 27, 2018 and September 26, 2018, respectively, regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).
The Fund has considered your comments and has authorized us to make on its behalf the responses and changes to the Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which is being filed today.
The Fund’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Amendment.

Accounting Comments:

1.	In the Fees and Expenses section, please round all dollar figures to the nearest dollar, as required by General Instruction 3 to Item 3 of Form N-2.
The Fund has revised the disclosure in accordance with the comment.

2.	In the Portfolio Companies table, please disclose the address of each portfolio company in which the Fund is investing, as required by Item 8.6.a.(1) of Form N-2.
The Fund has revised the disclosure in accordance with the comment.

3.	In footnote 1 to the Portfolio Companies table, please consider disclosing the percentage of total assets that are non-qualifying assets.
The Fund has revised the disclosure in accordance with the comment.

4.
In the Fund’s Consolidated Schedules of Investments, we note that the fair value of Credit Central Loan Company, LLC (“Credit Central”), Class A Units, increased by approximately 104% in the six-month period between June 30, 2017 and December 31, 2017. Please supplementally explain the rationale for such increase.

The fair value of the Class A units increased during the six months ending December 31, 2017 due to higher trading multiples of comparable companies in the consumer finance industry and an increase in Credit Central’s profitability, which was driven by lower levels of defaulted loans, for which management does not expect to receive payment, and provisions for loan losses.

5.
In the Fund’s Consolidated Schedules of Investments, we note that Valley Electric Company, Inc., Common Stock, had a fair value of zero as of September 30, 2017 and a fair value of approximately $12.6 million as of June 30, 2018. Please supplementally explain the rationale for such increase.

As also described on page 62 of the Registration Statement, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, the fair value increase was primarily the result of increased demand for specialty electrical services, which resulted in an increase in revenues, and higher project margins.

6.
In the Fund’s Consolidated Schedules of Investments, please ensure that all disclosure relating to restricted securities that is required by footnote 8 of Rule 12-12 of Regulation S-X, including acquisition date, is included in the Fund’s future financial statements.

The Fund will ensure that all such disclosure will be included, if applicable, going forward.

7.
In Note 4 (Revolving Credit Facility) to the Fund’s Consolidated Financial Statements, please disclose average dollar amount of borrowings and the average interest rate, as required by Rule 6-07.3 of Regulation S-X and ASC 946, Financial Services-Investment Companies, Subtopic 225.

The Fund will revise the disclosure in future financial statement filings in accordance with the comment.

8.
In Note 12 (Income Taxes) to the Fund’s Consolidated Financial Statements, please disclose in future filings the net unrealized appreciation or depreciation, as required by Rule 6-03(h)(2)(iii) of Regulation S-X.

The Fund will revise the disclosure in future financial statement filings in accordance with the comment.

9.
We note that a number of the Fund’s wholly-owned and substantially wholly-owned subsidiaries are not consolidated. Please supplementally explain the rationale as to why each such subsidiary is not consolidated.

In accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and ASC 810-Consolidation, the Fund generally will not consolidate its interest in any company other than in investment company subsidiaries and controlled operating companies substantially all of whose business consists of providing services to the Fund. The Fund has reviewed the October 2014 IM Guidance Update, “Investment Company Consolidation,” and in reaching the foregoing conclusions the Fund took the guidance into account.

Arctic Energy Services, LLC (“AES”) provides oilfield service personnel, well testing flowback equipment, frac support systems and other services to exploration and development companies in the Rocky Mountains.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  AES is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

CCPI Inc. (“CCPI”) is a manufacturer of temperature measurement solutions and refractory materials for the aerospace, aluminum, automotive, heat treatment, steel, and other industries with operations in Blanchester, Ohio.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  CCPI is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

CP Energy Services Inc. (“CPES”) provides oilfield flowback services and fluid hauling and disposal services in Texas and Oklahoma through its subsidiaries.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  CPES is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

Credit Central Loan Company, LLC (“CCLC”) is a branch-based provider of installment loans with operations in South Carolina, Tennessee and Texas.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  CCLC is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

Echelon Transportation LLC (“ETL”) is an aircraft leasing company with operations in New York, New York.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  ETL is also excluded from the definition of investment company under FASB ASC

946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

Edmentum Ultimate Holdings, LLC (“EUH”) owns 100% of the equity of Edmentum, Inc., which is an all subscription based software and service provider of online curriculum and assessments to the U.S. education market with operations in Minneapolis, Minnesota.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  EUH is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

First Tower Finance Company LLC (“FTFC”) owns 100% of First Tower, LLC, a multiline specialty finance company.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  FTFC is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

Freedom Marine Solutions, LLC (“FMS”) owns, manages and operates offshore supply vessels that serve the oil and gas industry in the Gulf of Mexico. Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  FMS is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

SB Forging Company II, Inc. (f/k/a Gulf Coast Machine & Supply Company) (“SBFC”) is a provider of value-added forging solutions to energy and industrial end markets with operations in Beaumont, Texas.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  SBFC is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

Harbortouch Payments, LLC (“HPL”) is a provider of transaction processing services and point-of sale equipment used by merchants across the United States with operations in Allentown, Pennsylvania.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  HPL is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

InterDent, Inc. (“IDT”) is a dental practice support organization based in Inglewood, California providing administrative, operational, marketing and other services to affiliated dental practices. Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  IDT is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

MITY, Inc. (“MITY”) is a designer, manufacturer and seller of multipurpose room furniture and specialty healthcare seating products with operations in Orem, Utah.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  MITY is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

National Property REIT Corp. (“NPRC”) is a qualified REIT that holds for investment, operates, finances, leases, manages, and sells a portfolio of real estate assets, including, but not limited to, industrial, commercial, and multi-family properties located in the Southeastern United States, Michigan and Texas, and engages in any and all other activities as may be necessary, incidental or convenient to carry out the foregoing. Additionally, through its wholly-owned subsidiaries, NPRC invests in online consumer loans.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  NPRC is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

Nationwide Loan Company LLC (f/k/a Nationwide Acceptance LLC) (“NLC”) is an automobile and consumer loan finance company with operations in Cicero, Illinois.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  NLC is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

NMMB, Inc. (“NMMB”) is an advertising media buying business with operations in New York, New York.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  NMMB is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

Pacific World Corporation (“PWC”) is a supplier of nail and beauty care products to food, drug, and value retail channels worldwide, and is based in Aliso Viejo, California. Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  PWC is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

R-V Industries, Inc. (“RVI”) is an engineering and manufacturing company servicing industrial customers with operations in Honey Brook, Pennsylvania.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  RVI is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

USES Corp. (“USES”) provides industrial, environmental, and maritime services in the Gulf States region and is based in Houston, Texas. Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  USES is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

Valley Electric Company, Inc. (“VEC”) owns 100% of the equity of VE Company, Inc., which owns 100% of the equity of Valley Electric Co. of Mt. Vernon, Inc., a leading provider of specialty electrical services in the state of Washington and among the top 50 electrical contractors in the United States.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  VEC is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.
Wolf Energy, LLC (“WEL”) owns and operates producing oil and gas assets in Texas.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  WEL is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.
Wolf Energy Services Company, LLC (“WES”) provides services to locate, inventory, foreclose and liquidate fixed assets and is based in New York, New York. Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  WES is also excluded from the definition of investment company under FASB ASC 946-10-15 because it does not perform investment management services. Its principal business purpose and activities include making investments for strategic operating purposes.

10.	Please confirm that the Fund has its fidelity bond and will file it as required by Rule 17g-1.
The Fund confirms that it has its fidelity bond and will file it as required by Rule 17g-1 once final documentation is received from the insurance provider.
Disclosure Comments:

11.
We note that the Fund filed a Form 8-K on August 30, 2018, which included various portfolio metrics, including “Weighted Average Portfolio Net Leverage” and “Weighted Average Portfolio EBITDA.” We generally encourage providing investors with meaningful portfolio metrics when such metrics help investors understand key portfolio attributes and risks. However, we are concerned that, without additional disclosure, these metrics may cause investor confusion and understate portfolio risk. In addition, it is unclear how the Fund uses these metrics and how they relate to an issuer’s ability to make interest payments and/or repay principal. Similarly, it is unclear whether the included Weighted Average Portfolio EBITDA metric reflects add-backs and other adjustments that may impede the comparability of the metrics among issuers or between periods. In future filings, please add additional footnote disclosure explaining how the calculations for such metrics are made, how the metrics are used in the Fund’s business and any risks or limitations associated with the metrics. Please also provide model draft disclosure with the Fund’s response. In addition, to the extent the metrics reflect add-backs, please supplementally describe what add-backs are typically included and why the Fund believes such add-backs are appropriate. To the extent the add-backs have increased in size or changed in type over time, please consider the need for additional narrative disclosures so that investors may understand the context behind the numbers presented.

The Fund will include the requested disclosure, as applicable, in future filings. Please see below draft disclosure as it relates to the Fund’s Form 8-K filed on August 30, 2018.

•
“Weighted Average Portfolio Net Leverage” includes all debt investments, excludes structured credit and equity investments, and is calculated as follows: As of any date of determination, it is the number obtained by summing the products obtained by multiplying, in the case of each debt investment in the Fund’s portfolio, the Net Leverage Ratio (“Net Leverage”) for the portfolio company through the tranche that includes the Fund’s investment, by the fair value of such investment as of such date and dividing such sum by the aggregate of the fair values of all the Fund’s debt investments, including controlled and non-controlled entities. The Net Leverage for the portfolio company is calculated by dividing the total net debt through the Fund’s investment in the capital structure by the portfolio company’s adjusted EBITDA, with a maximum limit of 10.0x adjusted EBITDA. Adjustments to EBITDA typically include transaction costs, share-based compensation, management fees, foreign currency translation adjustments and other nonrecurring transactions.

•
“Weighted Average Portfolio EBITDA” is calculated based on adjusted EBITDA and is obtained by summing the products obtained by multiplying, for all investments, adjusted EBITDA for the individual portfolio companies by the fair value of such investment as of such date and dividing such sum by the aggregate portfolio adjusted EBITDA of all the Fund’s investments, including controlled and non-controlled entities but excluding structured credits.

12.
On the cover page, in sentence in the second paragraph that begins “We are not currently seeking shareholder approval…,” if you are not seeking shareholder approval to be able to issue shares of common stock below net asset value at this year’s annual meeting and do not currently have such approval, please remove the disclosure starting with “subject to the condition…” and through the end of the sentence, or replace such disclosure with a cross-reference to where the applicable condition is described elsewhere in the Registration Statement, because the inclusion of such disclosure on the cover page appears unnecessary.

The Fund has revised the disclosure in accordance with the comment.

13.
On page 48, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, we note the statement that the Fund purchases “loans originated by certain consumer and small-and-medium-sized business (“SME”) loan facilitators” while previous disclosure suggests that these loan facilitators were online lending platforms. In future filings, please clarify who these loan facilitators are and please include model draft disclosure with the Fund’s response.

The Fund will revise the disclosure in future financial statement filings in accordance with the comment.
The online small business loans held directly by the Fund were originated by OnDeck as of June 30, 2018. The Fund’s strategy of directly investing in such online small business loans represented a nominal amount of the Fund’s investments as of June 30, 2018 and has subsequently been reduced to zero.

14.
On page 58, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, we note that the Fund recorded significant increases in the fair value of its investments in CP Energy and First Tower and that the disclosure on page 58 attributes the increases to revenue growth and increased profitability at CP Energy and an increase in loan originations and improved operating margins at First Tower, respectively. The Fund also attributes a portion of the increases to increases in comparable company multiples. We also note the financial statements of First Tower reflect net losses in both 2016 and 2017, liabilities in excess of its assets and approximately $80 million in assets representing intangibles and goodwill. With a view toward improved disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in future periods, please supplementally tell us the specific factors and analyses considered in reaching the fair value determinations. In responding, please provide quantitative and qualitative disclosures so that we may understand the business, economic and other factors behind the increases in fair values.

•
CP Energy’s trailing twelve month revenue and EBITDA increased between June 30, 2017 and June 30, 2018, resulting in an increase to the company’s enterprise value and a $12.3 million reduction in unrealized depreciation, representing approximately 12% of the Fund’s total investment.

•
First Tower’s comparable company multiples and net income increased year-over-year, resulting in a $62.8 million increase in fair value as compared to the Fund’s cost basis, representing approximately 14.1% of the Fund’s total investment.

15.
On page 58, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, we note that the Fund exercised its rights and remedies under its loan documents to exercise the shareholder voting rights in respect of the stock of InterDent and to appoint a new Board of Directors of InterDent. The Fund’s Consolidated Schedules of Investments indicates that the Senior Secured Term Loans A and B of InterDent are past due. We further note that while the Fund has reduced the value of the Senior Secured Term Loan B, it has not reduced the value of the Senior Secured Term Loan A. In future filings, when the Fund exercises similar rights, and such exercise is material to the Fund, please disclose the legal and business circumstances under which the Fund is able to exercise such rights and provide additional context. Please provide model disclosure based on the Fund’s InterDent loan with the Fund’s response.

The Fund will revise the disclosure in future financial statement filings in accordance with the comment. Please see below draft disclosure to be included.
The Fund's loans to InterDent were made pursuant to, among other agreements, a certain pledge agreement and senior secured loan agreement.  Under the pledge agreement and senior secured loan agreement, upon an event of default by InterDent, the Fund, as “Administrative Agent” for the lenders, had the right to exercise a number of remedies, including but not limited to the right to (i) terminate the common shareholder’s right to vote the pledged interests (common shares of InterDent) and (ii) exercise the voting rights and other corporate rights and powers relating to the pledged interests (including but not limited to the power to replace the Board of Directors of InterDent) (collectively, “proxy remedies”).  The Fund exercised its proxy remedies on February 23, 2018 following several events of default, including InterDent’s failure to repay the full outstanding balance of the loans on the agreed-upon maturity date.

16.
On page 61, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, we note a reference to a decline in the online lending portfolio value resulting from an increase in delinquent loans. Please supplementally provide the dollar- and percentage-value of delinquent loans.

The Fund’s consumer online lending portfolio includes $12.9 million of delinquent loans as of June 30, 2018, representing 3.5% of the fair value of such portfolio.

17.
On page 70, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, we note that the Fund’s weighted average interest rates have declined period to period despite a rise in interest rates generally. With a view toward revising disclosure in future filings, please include model draft disclosure with the Fund’s response describing in quantitative and qualitative terms any spread compression the Fund is experiencing when making new investments. In addition, to the extent there are other material trends, including trends related to covenant protections, add-backs, portfolio company leverage and the like, please ensure such material trends are discussed in such model disclosure and in future filings. For guidance please see Item 301 of Regulation S-K and any releases by the SEC and the Staff discussing the same.
The Fund will revise the disclosure in future filings in accordance with the comment. Please see below draft disclosure to be included.
During the year ended June 30, 2018, lower levels of originations and spread compression in the middle market contributed to lower levels of interest income. The rising interest rate market partially offset this decline late in the year ended June 30, 2018. See the Quantitative and Qualitative Disclosures about Market Risk table below for detailed disclosure with respect to the approximate annual impact on net investment income of base rate changes in interest rate.
The following table shows the approximate annual impact on net investment income of base rate changes in interest rates (considering interest rate flows for floating rate instruments, excluding the Fund’s investments in CLO residual interests) to the Fund’s loan portfolio and outstanding debt as of June 30, 2018, assuming no changes in its investment and borrowing structure:

(in thousands) Basis Point Change	Interest Income	Interest Expense	Net Investment Income	Net Investment Income(1)
Up 300 basis points	$97,878	$44	$97,834	$78,267
Up 200 basis points	65,354	30	65,324	52,259
Up 100 basis points	32,831	15	32,816	26,253
Down 100 basis points	(28,908)	(33)	(28,875)	(23,100)
(1)Includes the impact of income incentive fees.

18.
In the Portfolio Companies table, we note that the Senior Secured Term Loan B for Pacific World was placed on non-accrual status and that the Fund recorded a significant decline in the fair value of the loan as well as Convertible Preferred Equity for Pacific World. However, the Revolving Line of Credit and Senior Secured Term Loan A for Pacific World do not reflect any fair value adjustments. Please supplementally explain the fair valuation rationale for each of the securities.

Pacific World is a controlled portfolio company and the enterprise value is allocated across each class of security based on seniority and preference using the waterfall method. Use of the waterfall method is consistent across the Fund’s controlled portfolio company valuations, as the Fund has the ability to control the timing and amount of an M&A transaction. In applying the waterfall method to Pacific World, the enterprise value is first allocated to the most senior security, the Revolving Line of Credit, followed by the second most senior security, the Senior Secured Term Loan A. The remaining enterprise value is then allocated to the Senior Secured Term Loan B. The Revolving Line of Credit and Senior Secured Term Loan A did not reflect a fair value adjustment because the enterprise value is sufficient to cover the outstanding principal of each security.

* * * * *

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.
Sincerely,
/s/ Steven Grigoriou
Steven Grigoriou